Form C

Cover Page

Name of issuer:

Hobbydb Corp

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/30/2013

Physical address of issuer:

2405 Broadway St
Boulder CO 80304

Website of issuer:

https://www.hobbydb.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [x] Preferred Stock
- [ ] Debt
- [ ] Other

If Other, describe the security offered:

Target number of securities to be offered:

133,334

Price:

$0.60000

Method for determining price:

Dividing pre-money valuation ($9,544,083) by number of shares outstanding on fully diluted basis.

Target offering amount:

$80,000.40

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.80

Deadline to reach the target offering amount:

4/17/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$428,277.00	$374,767.00
Cash & Cash Equivalents:	$155,950.00	$110,174.00
Accounts Receivable:	$34,781.00	$41,513.00
Short-term Debt:	$35,664.00	$41,243.00
Long-term Debt:	$132,978.00	$399,475.00
Revenues/Sales:	$313,961.00	$161,776.00
Cost of Goods Sold:	$31,923.00	$31,774.00
Taxes Paid:	$0.00	$0.00
Net Income:	($728,861.00)	($881,550.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Hobbydb Corp

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christian Braun	CEO	hobbyDB	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christian Braun	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christian Braun	4,159.597 Common Stock, 690,112 Preferred Stock	30.4

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and Its Business

We have a limited operating history.

We have only been in business since 2014. While in that time we have gone from concept to over 590,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

We depend on the efforts of our small management team.

Our future success depends on the efforts of a small management team. The loss of services of any member of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we may need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors that are needed to provide our services
- Competition
- Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

Changes to Legislation and Taxes

Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and will have to build systems or integrate to service providers to do so.

You will not have significant influence on the management of the company.

The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Our management has broad discretion with regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Coronavirus. We do know the impact the pandemic will have on our business but assume that with people confined to their home we will benefit from more traffic and attention to hobbies.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$80,000**
Use of Proceeds:	94.5% Continue funding our operations 5.5% Wefunder intermediary fee

If we raise: **$350,000**

Use of Proceeds: 47.5% Continue funding our operations

17% Add a developer or have a dev shop helping to build an hobbyDB app

13% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB

17% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-).

5.5% Wefunder intermediary fee

If we raise: **$520,000**

Use of Proceeds: 48.5% Continue funding our operations

11.5% for Add a developer or have a dev shop helping to build an hobbyDB app

9% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB

11.5% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-).

14% pay off outstanding debt.

5.5% Wefunder intermediary fee

If we raise: **$1,070,000**

Use of Proceeds: 71.5% Continue funding our operations

5.5% for Add a developer or have a dev shop helping to build an hobbyDB app

4% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB

5.5% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-).

8% pay off outstanding debt.

5.5% Wefunder intermediary fee

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round; $9,544,083 pre-money valuation.

See exact security attached as Appendix B, Investor Contracts.

Hobbydb Corp is offering up to 1,916,667 shares of Series Seed Preferred Stock, at a price of $0.60 per share.

The campaign minimum is $80,000.40. The campaign maximum is $1,069,999.80

Repurchase. If the Company determines, in its sole discretion from time to time, that it is likely that within six months of any such determination, that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by Section 12(g) thereof, then the Company shall have the right and option, but not the obligation, to repurchase the Shares from Purchaser (the "Repurchase Right") for an aggregate purchase price equal to the greater of (i) the aggregate Purchase Price paid by Purchaser thereof and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities selected by the Company, who shall be regularly engaged in the valuation of securities (such applicable amount, the "Repurchase Price").

Special Purpose Vehicle. Purchaser hereby agrees to take any and all actions determined by the Company's Board in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

Irrevocable Proxy. Grant of Proxy. Purchaser, individually and on behalf of Purchaser's successors, heirs, and assigns ("Grantor") hereby constitutes and appoints the Company's Chief Executive Officer or his or her designee, from time to time (the "Proxy Holder"), as Grantor's proxy and hereby grants a power of attorney to the Proxy Holder , with full power of substitution, to vote and exercise all voting and related rights with respect the Shares and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares"), including, without limitation, with respect to the election of persons as members of the Company's board of directors ("Board"); votes to increase or decrease the authorized number of shares of capital stock of the Company; votes regarding any Corporate Transaction; all voting and other rights of Grantor with respect to the Proxy Shares at every annual, special, or other meeting of the stockholders of the Company and in every written consent in lieu of such meeting; and any and all other matters that may be submitted to a vote or for the consent of the stockholders of the Company (each such voting or related right a "Stockholder Action"), in each case so as to vote or cause Purchaser to vote the Proxy Shares: (i) to approve, adopt, ratify, affirm, or otherwise consent to, any Stockholder Action that is approved, adopted, ratified, affirmed, or otherwise consented to by the holders of a majority of the outstanding Series Seed Preferred, excluding the Proxy Shares; and (ii) to reject any Stockholder Action that is not approved, adopted, ratified, affirmed, or otherwise consented to by the holders of a majority of the outstanding Series Seed Preferred, excluding the Proxy Shares. Grantor hereby authorizes the Proxy Holder to represent and vote all of Grantor's Proxy Shares, to execute and deliver any and all agreements or other documents, and to take any and all action necessary or appropriate to effect the foregoing. Each of the proxy and power of attorney granted pursuant to this Section 6 is given in consideration of the agreements and covenants of the Company and the parties in connection with this Agreement and the Offering, and, as such, each is coupled with an interest and shall be irrevocable unless and until this Section 6 terminates or expires pursuant to Section 6(c) hereof. Purchaser hereby revokes any and all previous proxies or powers of attorney with respect to the Proxy Shares and shall not hereafter, unless and until this Section 6 terminates or expires pursuant to Section 6(c) hereof, purport to grant any other proxy or power of attorney with respect to any of the Proxy Shares, deposit any of the Proxy Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Shares. As used in this Agreement, "Corporate Transaction" means, whether in one or a series of related transactions: (i) a sale, lease, or other disposition of all or substantially all of the Company's or its subsidiaries assets, determined on a consolidated basis, directly or indirectly, other than to a direct or indirect wholly-owned subsidiary of the Company (an "Asset Sale"); or (ii) any corporate transaction (including any reorganization, consolidation, or merger of the Company with or into any other entity) or any sale, exchange, or other disposition of the Company's equity securities (other than a sale by the Company of its equity securities for the primary purpose of raising capital for its operations and activities) in which the Company's stockholder immediately prior to such corporate transaction, sale, exchange, or disposition own less than a majority of the voting power of the surviving entity immediately after such corporate transaction, sale, exchange, or disposition (a "Change in Control", and collectively with an Asset Sale, a "Corporate Transaction").

Grant of Rights. The Company hereby grants each Purchaser purchasing at least **$25,000** in Series Seed Preferred in the Offering (each, a **"Major Purchaser"**) that is an Accredited Investor, a preemptive right to purchase up to its **pro rata** share of any Equity Securities that the Company may from time to time propose to sell and issue after the Closing Date, other than the Equity Securities excluded by Section 9(d) hereof ("Excluded Securities"). A Major Purchaser's pro rata share, as of any time, equals the ratio of (i) the number of shares of the Company's Common Stock (including all shares of Common Stock issuable or issued upon conversion of the Company's Series Seed Preferred and other preferred stock or upon the exercise of outstanding warrants or options) of which such Major Purchaser is deemed to be a holder as of immediately prior to the issuance of the Equity Securities, to (ii) the total number of shares of the Company's outstanding Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Company's preferred stock or upon the exercise of any outstanding warrants or options) immediately prior to the issuance of the Equity Securities. As used in this Agreement, "Equity Securities" means: (1) any Common Stock, preferred stock, or other equity security of the Company; (2) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, preferred stock, or other equity security of the Company (including any option to purchase such a convertible security); (3) any security carrying any warrant or right to subscribe to or purchase any Common Stock, preferred stock, or other security of the Company, or (4) any such warrant or right.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

No amendment to, or modification, termination, or rescission of, this Agreement or any provision thereof is effective unless it is in writing and signed by the Company and the holders of a majority of the shares of Series Seed Preferred purchased or agreed to be purchased pursuant to the Subscription Agreements (the "Required Series Seed Investors"). Notwithstanding the foregoing: (i) the consent of each Purchaser shall be necessary to amend or modify any part of this Section 11(i); (ii) the consent of any affected Purchaser shall be necessary to amend or modify this Agreement in a manner which expressly and adversely affects such Purchaser in a manner unique to such affected Purchaser; (iii) the written consent of the Proxy Holder shall be necessary to amend or modify any part of Section 6; and (iv) any provision of this Agreement may be waived by the waiving party on such party's own behalf, without the consent of any other party. Purchaser accordingly acknowledges that, except as expressly set forth above, Purchaser's rights hereunder may be amended, modified, terminated, or waived, and this Agreement may be rescinded, without Purchaser's individual consent. Upon any amendment, modification, termination, rescission, or waiver in accordance with this Section 11(i), the Company shall promptly give written notice thereof to the record holders of the Series Seed Preferred who have not previously consented thereto in writing.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	18,000,000	9,669,960	Yes
Common Stock	23,000,000	5,681,289	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	56,117
Options:	555,556

Describe any other rights:

Preferred Stock has a one-time liquidation preference and as a class the right to one board seat and certain veto rights, Common Stock does not.

Investors in the Subscription Agreement will not have voting rights; rather, their voting rights will be proxied to the company CEO to vote along with a majority of the Preferred Shareholders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The company has only two classes of shares, common with no such rights and preferred which we will issue to investors of this round.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Heinz Reschke
Issue date	12/01/17
Amount	$125,000.00
Outstanding principal plus interest	$83,881.00 as of 03/31/20
Interest rate	6.0% per annum
Maturity date	12/31/21
Current with payments	Yes

Loan

Lender	PayPal
Issue date	03/20/20
Amount	$209,709.00
Outstanding principal plus interest	$151,412.00 as of 03/31/20
Current with payments	Yes

There is no maturity and the loan gets repaid with 15% of PayPal receipts

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$96,416	General operations
5/2017	Regulation D, Rule 506(c)	Preferred stock	$2,868,406	General operations
10/2017	Regulation D, Rule 506(b)	Preferred stock	$325,000	General operations
4/2018	Regulation D, Rule 506(b)	Preferred stock	$500,000	General operations
12/2018	Regulation D, Rule 506(b)	Preferred stock	$240,000	General operations
9/2019	Regulation D, Rule 506(b)	Preferred stock	$260,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Heinz Reschke
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	12/01/17
Outstanding principal plus interest	$83,881.00 as of 09/17/19
Interest rate	6.0% per annum
Maturity date	12/31/21
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

hobbyDB used this loan to buy the assets of thetoypeddler.com. The company pays interest and an agreed amount of principal each month. The interest rate will drop to 6% on 10/01/2019.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Built by collectors for collectors, hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

Over the next five years, we plan to have more than 100 million items in the database and have price points for at least half of those entries in our price guide.

Milestones

Hobbydb Corp was incorporated in the State of Delaware in September 2013 and since then, we build an accurate, extensive, and free resource for all the collectible community to use:

- 750,000 users
- 4 million price points
- 30 million items in our users' collections worth $610 million
- 8 million items in our users' wishlists worth $518 million

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $313,961 compared to the year ended December 31, 2017, when the Company had revenues of $161,776. Our gross margin was 89.83% in fiscal year 2018, compared to 80.36% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $428,277, including $155,950 in cash. As of December 31, 2017, the Company had $374,767 in total assets, including $110,174 in cash.
- *Net Loss.* The Company has had net losses of $728,861 and net losses of $881,550 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $168,642 for the fiscal year ended December 31, 2018 and $440,718 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To date, the company has been financed with $4,286,406 in equity and $334,709 in loans.

If the company raises the minimum funding target and meets its cost and revenue projections our runway will be 9 months before we might need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 7 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors.

Runway & Short/Mid Term Expenses

Hobbydb Corp cash in hand is $176,100, as of September 2019. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $72,700/month, for an average burn rate of $44,700 per month. Our intent is to be profitable in 9 months.

We added service income where we sell data to collectible brands and that is now making up 32% of our 2019 revenues (from 0% in 2018).

We expect (a) service income to continue to increase, (b) our advertising and affiliate income to grow as we in the past did not place slots on a lot of our pages and recently signed up the Click Performance Group to improve monetization and (c) fee income to increase as we are finishing a Shopify integration and have more than 20 larger sellers ready to more than double our current SKU levels for sale. There are no changes planned to our cost base (we will save some hosting and dev costs by consolidating our stack but assume to spend that on more bandwidth as traffic grows).

Our existing investors have invested in 5 rounds so far and we expect them to continue to do so if necessary.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.hobbydbcorp.com/financials

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

hobbyDB Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christian Braun

Appendix E: Supporting Documents